UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF NOVEMBER 2024
COMMISSION FILE NUMBER 000-20115
METHANEX CORPORATION
(Registrant’s name)
SUITE 1800, 200 BURRARD STREET, VANCOUVER, BC V6C 3M1 CANADA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXECUTION VERSION

AMENDMENT NO. 1 TO EQUITY PURCHASE AGREEMENT

THIS AMENDMENT NO. 1 TO THE EQUITY PURCHASE AGREEMENT is entered into this 26th day of November, 2024 (this “Amendment”), by and among (a) OCI N.V., a public company with limited liability (naamloze vennootschap) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 56821166 (“Omega”), (b) Iapetus B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 52116220 (the “US Direct Seller”), (c) OCI Chem 2 B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 62821318 (the “JV Holdco Direct Seller”), (d) OCI Chem 3 B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 62824384 (the “NL Direct Seller” and, together with the US Direct Seller and the JV Holdco Direct Seller, the “Direct Sellers” and each a “Direct Seller”), (e) Methanex US Operations Inc., a Delaware corporation (the “US Buyer”), (f) Methanex Dutch Holdings B.V., a private company with limited liability (besloten vennootschap met beperkte aansprakelijkheid) incorporated under the Laws of the Netherlands, with its statutory seat in Amsterdam, the Netherlands and registered with the trade register of the Dutch Chamber of Commerce under number 94519633 (the “NL Buyer” and, together with the US Buyer, the “Buyers” and each a “Buyer”), and (g) Methanex Corporation, a corporation continued and existing under the laws of Canada (“Parent”). Each of Omega, the Direct Sellers, the Buyers and Parent is referred to herein as a “Party” and together the “Parties”. Except as otherwise indicated herein or unless the context otherwise requires, capitalized terms used but not defined herein shall have the meanings ascribed thereto in the EPA (as defined below).
WHEREAS, the Parties have entered into that certain Equity Purchase Agreement, dated as of September 8, 2024 (the “EPA”);
WHEREAS, pursuant to Section 8.8 of the EPA, the EPA may be amended by an instrument in writing signed on behalf of each of the parties to the EPA; and
WHEREAS, each Party desires to amend the EPA in certain respects as described, and subject to the terms and conditions set forth, in this Amendment.
NOW, THEREFORE, in consideration of the premises and mutual agreements hereinafter set out and of other consideration (the receipt and sufficiency of which are acknowledged), the Parties agree as follows:
1.Amendments to the EPA. Section 4.12(c) of the EPA is hereby amended and restated in its entirety as follows:

“(c) Without limiting the generality of the foregoing, Omega shall use commercially reasonable efforts to cause (i) the N-7 Marketing Agreement to be terminated, and all of its obligations and liabilities to be discharged thereunder, in each case, only as it relates to OCI Beaumont LLC; (ii) the Contracts listed in Section 4.12(c) of the Disclosure Letter, and any other Contracts for ammonia sales entered into by N-7 LLC in the ordinary course of business after the date of this Agreement, to be assigned to OCI Beaumont LLC from N-7 LLC, to the extent such Contracts are related to the US/NL Business, in the case of each of clauses (i) and (ii), effective as of, or at any time prior to, the US/NL Closing (the Contracts contemplated in clauses (i) and (ii), collectively, the “N-7 Agreements”), provided that, for the avoidance of doubt, (A) the effectiveness of any such assignment shall not be a condition to the US/NL Closing and (B) following the termination of the N-7 Marketing Agreement as contemplated by clause (i), OCI Beaumont LLC or any other Target Company may enter into any Contracts for ammonia sales on terms and conditions substantially consistent with the terms and conditions reflected in Contracts for ammonia sales entered into by N-7 LLC in the ordinary course of business prior to such termination; and (iii) the termination, extinguishment or settlement (as applicable) of any intercompany Indebtedness or Trade Amount pursuant to Section 4.12(a) and the termination of any Intercompany Obligation pursuant to Section 4.12(b) to occur in a form that prevents the realization of any material cancellation of debt income for U.S. federal income tax purposes as a result of qualifying for the exception under either Section 108(e)(6) or Section 108(e)(i) of the Code.”
2.Representations and Warranties of the Parties. Each Party represents and warrants to the other Parties that:
(a)it has the power and authority necessary to execute and deliver this Amendment and to perform its obligations and consummate the transactions contemplated hereunder;
(b)the execution and delivery of, and the performance of its obligations under, this Amendment, and the consummation by such Party of the transactions contemplated hereunder, have been duly authorized by all requisite corporate or similar organizational action on behalf of such Party, and no other corporate proceedings on the part of such Party are necessary to authorize the execution, delivery and performance by such Party of this Amendment; and
(c)assuming this Amendment constitute the valid and legally binding obligations of the other Parties, this Amendment constitutes the valid and legally binding obligations of such Party, enforceable against such Party in accordance with their terms, subject to applicable Enforceability Exceptions.
3.References. Each reference to “hereof,” “herein,” “hereunder,” “hereby,” “this Agreement” and words of similar import set forth in the EPA shall, from and after the date of this Amendment, refer to the EPA as amended by this Amendment. Notwithstanding the foregoing, references to the date of the EPA, as amended hereby, including references to “the date hereof,” “the date of this Agreement” and words of similar import, shall in all instances continue to refer to September 8, 2024.
4.Effect of Amendment. Except as expressly modified hereby, the EPA remains unchanged and in full force and effect in accordance with its terms. Upon the execution and delivery of this

Amendment, the EPA shall thereupon be deemed to be amended as hereinabove set forth as fully and with the same effect as if the amendments and supplements made hereby were originally set forth in the EPA, and this Amendment and the EPA shall henceforth be read, taken and construed as one and the same instrument, but such amendments and supplements shall not operate so as to render invalid or improper any action heretofore taken under the EPA.
5.General Provisions. Sections 8.1 (Survival), 8.2 (Notices), 8.3 (Interpretation), 8.4 (Counterparts; Effectiveness), 8.5 (Entire Agreement; Third Party Beneficiaries), 8.6 (Severability), 8.7 (Assignments; Change of Control), 8.8 (Amendments), 8.9 (Extension; Waiver) 8.10 (Governing Law and Venue; Waiver of Jury Trial), 8.12 (Fees; Expenses), 8.13 (Nonrecourse) and 8.17 (Guaranty) are incorporated by reference into this Amendment, mutatis mutandis.

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IN WITNESS WHEREOF, the undersigned have executed this Amendment to the EPA as of the date first written above.

OCI N.V.
By: /Signed
Name:
Title:

IAPETUS B.V.
By: /Signed
Name:
Title:

By: /Signed
Name:
Title:

OCI CHEM 3 B.V.
By: /Signed
Name:
Title:

By: /Signed
Name:
Title:

OCI CHEM 2 B.V.
By: /Signed
Name:
Title:

By: /Signed
Name:
Title:

[Signature Page to EPA Amendment No.1]

METHANEX CORPORATION
By: /Signed
Name:
Title:

By: /Signed
Name:
Title:

METHANEX US OPERATIONS INC.
By: /Signed
Name:
Title:

By: /Signed
Name:
Title:

METHANEX DUTCH HOLDINGS B.V.
By: /Signed
Name:
Title:

By: /Signed
Name:
Title:

[Signature Page to EPA Amendment No.1]

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METHANEX CORPORATION
Date: November 29, 2024	By:	/s/ KEVIN PRICE
		Name:	Kevin Price
		Title:	SVP, General Counsel & Corporate Secretary